Trecora Resources
1650 Hwy 6 S, Suite 190
Sugar Land, TX  77478
(409) 385-8300

January 27, 2016

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Messrs. H. Roger Schwall, Donald Delaney, and Brad Skinner

Re:          Trecora Resources
Registration Statement on Form S-3
Filed December 4, 2015
File No. 333-208335
Form 10-K for the Fiscal year Ended December 31, 2014
Filed March 13, 2015
File No. 001-33926

Dear Mr. Schwall, Mr. Delaney and Mr. Skinner:

Please accept this letter as Trecora Resources’ (the “Company”) response to your letter dated December 30, 2015.

Form 10-K for the fiscal year ended December 31, 2014

Investment in AMAK, page 6

We note you own a 35% interest in Al Masane Al Kobra Mining Company (AMAK) and have significant influence over AMAK’s operating and financial policies.  Please amend your filing and disclose the following information for each of your material mining properties:

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
•
Please include certain identifying information, such as the property names, claim/grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreement, as required under paragraph (b)(2) of Industry Guide 7.

Response:  We respectfully note your comment and offer the following information.

The Saudi Arabian government granted the Company a mining lease for the Al Masane area comprising approximately 44 square kilometers or approximately 10,870 acres on May 22, 1993 (the “Lease”) under Royal Decree No. M/17.  The Lease was assigned to AMAK in December 2008.  As holder of the Lease, the Company was, until December 2008, solely responsible to the Saudi Arabian government for rental payments and other obligations required by the Lease, as well as, repayment of an $11 million loan. According to the terms of the Lease, the Company would remain responsible for repaying the $11 million note to the Saudi Arabian government.  However, as a condition of approval for transferring the Lease to AMAK in late 2008, the Saudi Arabian government required the $11 million note to be transferred to the books of AMAK.  The initial term of the Lease is thirty years beginning May 22, 1993, with AMAK having the option to renew or extend the term of the Lease for additional periods not to exceed twenty years. Under the Lease, AMAK is obligated to pay advance surface rental in the amount of 10,000 Saudi riyals (approximately $2,667 at the current exchange rate) per square kilometer per year (approximately $117,300 annually) during the term of the Lease.  In addition, AMAK must pay income tax in accordance with the laws of Saudi Arabia and pay all infrastructure costs.  The Lease gives the Saudi Arabian government priority to purchase any gold production from the project, as well as the right to purchase up to 10% of the annual production of other minerals on the same terms and conditions then available to other similar buyers and at current prices then prevailing in the free market. Furthermore, the Lease contains provisions requiring that preferences be given to Saudi Arabian suppliers and contractors that AMAK employ Saudi Arabian citizens and provide training to Saudi Arabian personnel.

Please modify your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material mining properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website as the following address:  www.sec.gov/about/forms/industryguides.pdf.

Response:  We respectfully note your comment and offer the following information.

Location, Access and Transportation.

The facility site is located in Najran province in southwestern Saudi Arabia.  Najran, the capital of the province of the same name, is approximately 700 km southeast of Jeddah and is served by regularly scheduled air service with other parts of the Kingdom.  The site is located 25 km northwest of Najran, midway between the outpost of Rihab and the district town of Sufah.  A modern, paved highway extends from Najran through the town of Habuna passing by the project site and on to Sufah.  Another modern, paved highway extends west from the town of Tirima about 30 km to the Asir provincial line, becomes a four-lane divided highway, and intersects with a highway leading to Khamis Mushait and Abha.  A joining highway then extends down the western slope of the Sarawat mountains to the coastal highway which follows the coast south to the Port of Jazan.  The latter is the route AMAK’s trucks carry copper and zinc concentrate to the port for export.

Conditions to Retain Title.

The Saudi government granted the Company a mining lease for the Al Masane area comprising approximately 44 square kilometers or approximately 10,870 acres on May 22, 1993 (the “Lease”) under Royal Decree No. M/17.  The Lease was assigned to AMAK in December 2008.  As holder of the Lease, the Company was, until December 2008, solely responsible to the Saudi Arabian government for rental payments and other obligations required by the Lease, as well as, repayment of an $11 million loan. According to the terms of the Lease, the Company would remain responsible for repaying the $11 million note to the Saudi Arabian government.  However, as a condition of approval for transferring the Lease to AMAK in late 2008, the Saudi Arabian government required the $11 million note to be transferred to the books of AMAK.  The initial term of the Lease is thirty years beginning May 22, 1993, with AMAK having the option to renew or extend the term of the Lease for additional periods not to exceed twenty years. Under the Lease, AMAK is obligated to pay advance surface rental in the amount of 10,000 Saudi riyals (approximately $2,667 at the current exchange rate) per square kilometer per year approximately $117,300 annually) during the term of the Lease.  In addition, AMAK must pay income tax in accordance with the laws of Saudi Arabia and pay all infrastructure costs.  The Lease gives the Saudi Arabian government priority to purchase any gold production from the project, as well as, the right to purchase up to 10% of the annual production of other minerals on the same terms and conditions then available to other similar buyers and at current prices then prevailing in the free market. Furthermore, the Lease contains provisions requiring that preferences be given to Saudi Arabian suppliers and contractors, that AMAK employ Saudi Arabian citizens and provide training to Saudi Arabian personnel.

Rock Formations and Mineralization.

Three mineralized zones, the Saadah, Al Houra and Moyeath, have been outlined by diamond drilling.  The Saadah and Al Houra zones occur in a volcanic sequence that consists of two mafic-felsic sequences with interbedded exhalative cherts and metasedimentary rocks.  The Moyeath zone was discovered after the completion of underground development in 1980.  It is located along an angular unconformity with underlying felsic volcanics and shales.  The principle sulphide minerals in all of the zones are pyrite, sphalerite, and chalcopyrite.  The precious metals occur chiefly in tetrahedrite and as tellurides and electrum.

Description of Current Property Condition.

The facility includes an underground mine, ore-treatment plant and related infrastructures.   The ore-treatment plant is comprised of primary crushing, ore storage, SAG milling and pebble crushing, secondary ball milling, pre-flotation, copper and zinc flotation, concentrate thickening, tailings filtration, cyanide leaching, reagent handling, tailings dam and utilities.  Related infrastructure includes a 300 man capacity camp for single status accommodation for expatriates and Saudi Arabian employees, an on-site medical facility, a service building for 300 employees, on-site diesel generation of 10 megawatts, potable water supply primarily from an underground aquifer, sewage treatment plant and an assay laboratory.  The facilities at the Port of Jazan are comprised of unloading facilities, concentrate storage and reclamation and ship loading facilities.  The above-ground ore processing facility became fully operational during the second half of 2012; and since the facility was constructed new at that time, it remains in good condition.  Total cost to date is approximately USD $320 million.  There are no planned future costs since any new reserves will be processed at the same facility.

Please amend your filing and insert a small-scale map showing the location and access to each material mining property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please not the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202)551-8900 for Post-Acceptance Filing Issues or (202)551-3600 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc. in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
•	Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:  We respectfully note your comment and offer the following information.

Investment in AMAK, page 12

We note your disclosure of your AMAK July 2012 proven and probable reserves in this section.  Please modify your filing and update your reserve to coincide to your fiscal year end of December 31, 2014.

Response:  We respectfully note your comment and offer the following information.

The following tables set forth a summary of the diluted recoverable, proven and probable mineralized materials of AMAK in the Al Masane area along with the estimated average grades of these mineralized materials as adjusted for production that began in July 2012:

Zone	Proven Reserves (Tonnes) (000’s)	Copper (%)	Zinc (%)	Gold (g/t)	Silver (g/t)
Saadah	448	1.5	3.7	0.8	21.0
Al Houra	29	0.8	3.8	0.7	21.0
Moyeath	-	-	-	-	-
Total	477	1.4	3.7	.8	21.0

Zone	Probable Reserves (Tonnes) (000’s)	Copper (%)	Zinc (%)	Gold (g/t)	Silver (g/t)
Saadah	5,193	1.2	3.4	0.8	23.0
Al Houra	1,894	0.9	3.8	1.2	39.0
Moyeath	702	0.8	7.2	1.0	55.0
Total	7,789	1.1	3.9	0.9	29.0

Total proven and probable reserves	8,968
Less production thru December 31, 2014	1,779
Remaining proven and probable reserves	7,189

Please amend your filing and disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.
•	The cutoff grade.
•	The metallurgical recovery factor for each of your mines.
•	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.
•	A statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

Response:  We respectfully note your comment and offer the following information.

For purposes of calculating proven and probable mineralized materials, a dilution of 5% at zero grade on the Saadah zone and 15% at zero grade on the Al Houra and Moyeath zones was assumed. A mining recovery of 80% was used for the Saadah zone and 88% for the Al Houra and Moyeath zones.  Mining dilution is the amount of wallrack adjacent to the ore body that is included in the ore extraction process.  Base case cutoffs used were 5.0% zinc equivalent.  Ore reserves were estimated using metal prices of USD $0.85 per pound for zinc, $2.50 per pound for copper, $800 per ounce for gold and $12.0 per ounce for silver.  Resource estimates are exclusive of reserve estimates.

Historic three-year average commodity prices are shown in the following table:

	Average Price in USD
	2010-2012	2011-2013	2012-2014
Gold per ounce	$1,515.00	$1,577.00	$1,448.33
Silver per ounce	$27.25	$28.45	$24.67
Copper per pound	$3.67	$3.55	$3.25
Zinc per pound	$0.95	$0.89	$0.88

Proven mineralized materials are those mineral deposits for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade is computed from results of detailed sampling. For ore deposits to be proven, the sites for inspection, sampling and measurement must be spaced so closely and the geologic character must be so well defined that the size, shape, depth and mineral content of reserves are well established. Probable mineralized materials are those for which quantity and grade are computed from information similar to that used for proven mineralized materials, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. However, the degree of assurance, although lower than that for proven mineralized materials, must be high enough to assume continuity between points of observation.

The metallurgical studies conducted on the ore samples taken from the zones indicated that 87.7% of the copper and 82.6% of the zinc could be recovered in copper and zinc concentrates. Overall, gold and silver recovery from the ore was estimated to be 77.3% and 81.3%, respectively, partly into copper concentrate and partly as bullion through cyanide processing of zinc concentrates and mine tailings. Further studies recommended by consultants may improve those recoveries and thus the potential profitability of the project; however, there can be no assurances of this effect.

In the 1994 feasibility study, WGM stated that there is potential to find more reserves within the Lease area, as the ore zones are all open at depth. Further diamond drilling is required to quantify the additional mineralization associated with these zones. A significant feature of the Al Masane ore zones is that they tend to have a much greater vertical plunge than strike length; relatively small surface exposures such as the Moyeath zone may be developed into sizeable ore tonnages by thorough and systematic exploration. Similarly, systematic prospecting of the small surface indicators of mineralization in the area could yield significant tonnages of new ore.  Updates to the feasibility study were completed in 1996, 2005 and July 2009.

Other Exploration Areas in Saudi Arabia

During the course of its exploration and development work in the Al Masane area, the Company carried on exploration work in other areas in Saudi Arabia.  This work was contributed to AMAK in December 2008.   AMAK has applied for a number of exploration and mining licenses.

Please modify your filing and disclose whether or not a reserve audit has been performed over the last three years.

Response:  We respectfully note your comment and offer the following information.

A reserve audit has not been performed over the last three years.  AMAK is however, preparing a policy regarding reserve audits.

Please amend your filing and disclose your annual production as required by Item 102 of regulation S-K Instruction 3.  This would include your tonnage mined with the average assay values, tonnage milled with average assay values, metallurgical recoveries, concentrate assay values, and quantities of metals sold with the values received.

Response:  We respectfully note your comment and offer the following information.

The following table sets forth tonnage mined with average assay values per year:

Year	Mine Head Grade		Mill Throughput
	%Cu	%Zn	dmt
2011	1.26	3.02	9,460
2012	1.18	3.39	399,892
2013	1.48	3.19	699,316
2014	1.22	3.15	670,812

The following table sets forth tonnage milled with average assay values and metallurgical recoveries per year:

Year	Copper Concentrate				Zinc Concentrate
	dmt	%Cu	%Zn	Recovery	dmt	%Zn	%Cu	Recovery
2011	443	16.51	7.51	61.64	377	40.69	3.56	53.64
2012	15,944	23.91	5.46	80.62	20,738	50.03	1.16	76.54
2013	35,140	25.20	4.73	85.68	33,460	49.82	0.83	74.62
2014	28,476	24.20	4.31	84.24	31,600	51.02	0.70	76.26

The following table sets forth tonnage sold with concentrate assay values and value received per year:

Year	Copper Concentrate			Zinc Concentrate
	dmt	%Cu	Value received (in USD millions)	dmt	%Zn	Value received (in USD millions)
2011	-	-	-	-	-	-
2012	5,488	23.51	$6.9	15,193	47.53	$8.7
2013	35,908	23.86	$80.8	38,430	47.79	$24.2
2014	25,691	24.20	$42.3	29,326	50.52	$21.0

The Company respectively requests that it be allowed to incorporate this additional disclosure in future filings. The Company would, in its 2015 Form 10-K, disclose the above information.  Future implementation would allow the Company to avoid the effort and expense (e.g., reissued reports and consents from the Company’s independent registered public accountants, circularization for directors’ signatures, etc.) for an amendment to its 2014 Form 10-K incorporating information which will be published in the upcoming filing within 45 days of this letter.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,
By: /s/Connie Cook
Connie Cook
Chief Financial Officer